Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: April 30, 2021

Sonder Holdings Inc. and Gores Metropoulos II Investor Call

CORPORATE PARTICIPANTS

Alec Gores, Chief Executive Officer, The Gores Group

Justin Wilson, Senior Managing Director, The Gores Group

Ted Fike, Senior Managing Director, The Gores Group

Francis Davidson, Co-founder & Chief Executive Officer, Sonder

Sanjay Banker, President & Chief Financial Officer, Sonder

Chris Mammone, The Blueshirt Group for Sonder Investor Relations

Welcome to the Sonder and Gores Metropoulos II, or GM II, investor conference call and webcast. GM II has filed an investor presentation with the SEC, which is also available at sonder.com/investors. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s call. The presentation will also be helpful to reference in conjunction with management’s commentary. Management will not be fielding any questions on today’s call. Statements we make during this call that are not statements of historical facts constitute forward-looking statements. Forward-looking statements include, but are not limited to, Sonder and GM II’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in GM II’s Form 8-K filed today. For more information, please refer to the risks, uncertainties and other factors discussed in Gores’ SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks and uncertainties and other factors discussed in GM II’s SEC filings. Do not place undue reliance on forward-looking statements as Sonder and Gores are under no obligation and expressly disclaim any responsibility for updating, altering or otherwise revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Sonder’s 2019 and 2020 historical financial data included in this presentation are unaudited and subject to updates based on completion of an ongoing PCAOB audit. Today’s call will include non-GAAP financial measures, which should be considered in addition to and not as a substitute for or in isolation from our GAAP results. With that, I’ll turn the call over to Alec Gores, Chairman and CEO of The Gores Group.

Alec Gores, Chief Executive Officer, The Gores Group

Good morning, everyone. I would like to thank you all for joining us today. We are excited to announce the proposed business combination between Gores Metropoulos II and Sonder Holdings, a revolutionary hospitality brand.

Earlier this year, Gores Metropoulos II set out to partner with an industry-defining company, led by a high-quality management ream with a strong growth profile and we believe Sonder is exactly that. This transaction represents the eighth de-SPAC business combination for the Gores platform, and this is an incredible opportunity to partner with the Sonder team. Sonder has massive long-term growth potential, with a truly differentiated product in enormous market opportunity. Sonder’s design-led, tech-enabled experience drives exceptional value to both guests and real estate owners. We look forward to working alongside the company as it changes the hospitality industry. Now, I would like to turn the presentation over to Justin Wilson and Ted Fike from the Gores team, to provide further detail regarding the transaction terms and highlights.

Justin Wilson, Senior Managing Director, The Gores Group

Thank you, Alec. For those of you who saw the press release this morning, we filed a detailed investor presentation that provides an overview of both Sonder and the transaction. Ted and I have known Francis and the Sonder team for over four years and have followed their success during this time. The longevity of our relationship has afforded us the opportunity to closely track the company’s strategic, technological, and operational performance which underpin our strong conviction in Sonder’s ability to build a truly transformational hospitality business on a global scale. We are extremely excited to bring this transaction to the public markets, and we view Sonder as the ideal partner for Gores Metropoulos II. Sonder is building the hospitality brand of tomorrow, leveraging technology and design across the value chain. Sonder’s technology powers the entire guest journey, from booking through checkout, and the company has created a truly unique brand – delivering a consistent, high quality and tech-enabled experience with exceptional design at a compelling value. Sonder’s long-term goal is to become the leading brand within the massive, $800 billion-plus addressable lodging market. The company’s global scale, with over 300 properties across 35 markets, and proven expansion playbook position it well for continued growth which we believe will be bolstered by significant tailwinds as people eagerly return to travel in a post-pandemic world. Its world-class management team combines deep technology, operations and hospitality experience, leaving us confident in the company’s ability to execute this vision.

Ted Fike, Senior Managing Director, The Gores Group

The combined company will have an estimated pro forma enterprise value of $2.2 billion and an equity value of approximately $2.9 billion at closing. Sonder will receive $650 million cash before transaction expenses to fund growth and stockholders will receive approximately 218 million rollover shares at closing. Cash proceeds raised will consist of Gores Metropoulos II’s $450 million of cash in trust, as well as $200 million in fully committed proceeds from a PIPE raise, done at $10.00 per share and led by high quality institutional investors including Fidelity, Blackrock, and Atreides. Sonder’s flywheel underscores the company’s rapid growth, as technology investments contribute to a better guest experience and improved cost structure, which in turn generate strong unit economics and a premier brand, leading to improved deal terms and conversion rates on high-quality supply and faster supply growth. With multiple levers to drive continued growth for years to come, we are excited to support the company as it enters the public markets. With that, I will turn things over to Francis Davidson, the Co-founder and CEO of Sonder to expand on the business and its potential moving forward.

Francis Davidson, Co-founder and Chief Executive Officer, Sonder

Thank you to the Gores team for your partnership. Really excited to tell you all the story of Sonder. Our ambition is to become the largest and most loved hospitality brand in the world. To revolutionize hospitality, through design and technology, and build one of the iconic brands of tomorrow. The first tectonic shift in hospitality occurred about a hundred years ago, when brands like Hilton and then Marriott and Holiday Inn introduced standards and consistent quality to consumers. They were so successful that nearly every hotel now built is branded. And then technology players arose in the 2000s, starting with Expedia, Booking.com, VRBO and of course the phenomenal rise of Airbnb. Those marketplace businesses have accomplished something extraordinary, but they’ve only applied technology to the transaction – matching buyers and sellers – leaving the vast majority of the value-chain untouched by technology. The final, inevitable end state of the industry is one where technology and design are applied to every part of the business: supply growth, openings, demand generation and day to day operations.

Much like Amazon had to manage its own warehouses and inventory to provide the best possible customer experience, Sonder is applying innovation to hospitality in an end-to-end model where we control nearly every facet of our guests’ journeys. Vertically integrated businesses are more arduous to build, but their potential to disrupt the customer experience and the underlying economics of the business is astounding. In a sense, we’re building the Amazon of hospitality.

In short, our model reduces operating costs by as much as 50% through technology. We bring the service to your phone through our app. Guests love it with 70% CSAT scores across 300+ locations in 35 cities. We’re expected to grow at 103% CAGR from 2020 to 2025, in a $800B+ market where we’ve proven strong unit economics with expected 3-month payback periods. While the market was highly competitive in 2019, our top 3 competitors exited the market in 2020. We believe there’s no better moment to seize the opportunity to achieve massive scale.

When you travel and pick a place to stay, you broadly have 3 options. The first is a boutique or luxury hotel. Many of those are exquisite and beloved, but few guests can afford several hundred dollars a night – this option just isn’t viable for the vast majority of consumers. So they’re forced to choose between the big box hotel which offers a consistent but unremarkable experience with uninspiring design and antiquated services. Or, increasingly, guests can flock to short term rentals. While those work for many, the lack of consistency and predictability brings us back to a pre-brand era where picking a place to stay is a bit of a crapshoot.

We believe that there’s a way to bring the best of it all, without compromise. First, by modernizing service and bringing all conveniences of a great hotel to your phone. Second, by delivering uncompromising quality – comfortable beds, pillows, clean spaces and standards covering hundreds of details. Third, by making the design inspiring and exciting, with an aesthetic that resonates with those with a keen eye for architecture and interiors, as well as Millennials and Gen Z whose aesthetic preferences are not met by big brands today. Finally, by wrapping it up at a price point that democratizes access to an extraordinary hospitality experience. A modern, high quality, elevated stay open to all. We believe that we have a better mousetrap: with a better experience offered at a compelling price point, we aim to become the largest global brand amidst the $800B+ lodging market. Now you know why our guests love staying with us – but real estate owners also benefit from our platform. Through cost efficiencies and our operational capabilities, we allow them to increase cash flows without lifting a finger. In short, our platform enables both real estate owners to better monetize their assets, while also delivering better and more modern hospitality for our guests.

It turns out the way a hotel operates has barely changed in decades. But the ubiquity of the mobile phone provides an opportunity to modernize everything. Room service becomes a partnership with food delivery companies who deliver fast, high quality food from a variety of restaurants to your room. The concierge desk becomes a messaging tab on the app, where service is instantaneous 24/7 wherever you are in the city. The front desk can be completely bypassed: book, verify your account, and unlock the door with only a few taps on the app. Need a ride to the airport? It’s 2021 – order a car on your phone.

The majority of our guests use the Sonder app when they stay with us: they can easily book, check-in (including requesting an early check-in), connect to the fast and free Wi-Fi in one tap, see our curated recommendations, message our team, receive updates on their requests, access valuable information, and check-out. We call it “the lobby on your phone”. Most of the technology we’ve built powers our business processes and operations, from supply growth, through building openings and day to day operations. We’ve built our own underwriting engine, technology that powers our global supply chain for furniture, art and fixtures, our own booking engine, distribution technology, pricing algorithms, room attribution algorithms, task and workflow management software and more. The integration of all of those tools is what we call the OS for hospitality. It’s our not-so-secret weapon to provide a better stay with a leaner cost structure, and ensure that we can grow aggressively with ever-improving economics.

Our platform delivers a roughly 50% cost reduction in operating costs vs traditional hotels, driven by technology that simplifies and streamlines operations and service delivery. Yet our value doesn’t only derive from a superior cost structure – design is deeply ingrained in our DNA. We take pride in the spaces we bring to life, through partnerships with artists, architects, and designers we admire. While our aesthetic is elevated, we’ve built the engine to achieve sophisticated levels of design at scale without breaking the bank. Despite being a very young company, we’ve already achieved substantial scale with over 300 properties across 35 markets and 8 countries, supported by over 1,000 incredibly talented employees dedicated to making our vision a reality. Through 2022, our aim will be to go deeper in those markets. We’ve only scratched the surface of market penetration and understand those markets deeply. We have teams on the ground and developed a deep understanding of those markets’ economics, regulatory environments, and supply growth avenues. Our concentrated growth in those markets de-risks our plan, improves our G&A leverage and will accelerate our path to cash flow positivity.

I started Sonder by renting student apartments over the summer, but we’ve come a long way since. Now, about half of our portfolio consists of apartment developments where we operate the entire building. The other half is composed of hotels that have been converted into Sonder spaces with fresh design and our technology. And we won’t stop there – we plan to add resorts, and eventually villas and any other accommodation category over time, all under the Sonder brand. There are no categories that can’t benefit from better design, modern service, and technology that cuts out the inefficiencies. Our guests enjoy staying with us whether they need a place to stay for a night, a week, or as long as they’d like. Every day, we strive to be better – our experience, because it relies so heavily on our mobile app, benefits from fleet wide, over the air updates. Now I am going to pass it on to Sanjay Banker, our President and CFO.

Sanjay Banker, President and Chief Financial Officer, Sonder

Great. Thank you, Francis. In addition to our strong CSAT scores, a great indicator of consumer affinity for our brand is the percentage of our bookings that happen direct, over Sonder.com. From the beginning of 2018 through the beginning of 2020, we grew the direct booking percentage from barely 10% to over one-third of our revenue, despite spending nearly zero dollars on performance marketing. This was a testament to the flywheel of our strong customer experience driving repeats and referrals. However, since the pandemic began, and we started spending a small amount on performance marketing, our direct bookings really took off and accounted for close to 60% of our revenue. Now we’ll expect that to come down as travel recovers and consumers log back onto the OTAs, but we do think this points the way to our long-term future where most of our business is direct. This spike in direct share of total bookings also corresponded to our amazing sector outperformance during the pandemic. We’re truly proud of this chart. In March of 2020, with typical travel demand drying up, we quickly pivoted to an “extended stay” offering, targeting new use cases such as Covid “Quarantiners”, travel doctors and nurses, corporate housing, and digital nomads. You can see our outperformance on this chart showing long term RevPars and Occupancy Rates. The dark line is Sonder, and we outperformed urban peer hotels in the orange line by 3x over the course of the pandemic.

Our guests skew leisure, skew domestic, and skew younger. Our objective, both before the pandemic and after, is to increase our mix of business travel as that will help us drive RevPar and margin accretion. However, in the near term, we believe the first phases of travel recovery will skew leisure, skew domestic drive time, and skew younger. That means Sonder will out-earn our fair share of every dollar that comes back to the category in the coming quarters. As we come out of the pandemic, the skills we developed in 2020 will serve us well. We became better at performance marketing and microtargeting unique use cases. Moreover, experts are predicting potential long-term changes to travel patterns which will benefit us, such as the continued growth of digital nomads, longer business trips, and “Bleisure” trips combining the personal and professional trip into one.

Shifting to the supply side, in both the multifamily and the hotel segments, we have an enormous TAM of available supply. Even by 2025, focused only on our existing markets, and after 5 years of significant year-on-year growth, we’re only scratching the surface of market penetration, with continued ongoing headroom for growth. Our value proposition to Landlords is incredibly strong. For apartment developers, their alternative to partnering with us is to rent to typical apartment tenants. It can take 1-2 years to stabilize a building, with significant costs of vacancy and marketing. We can offer immediate lease up, taking those costs to zero. We also allow developers to avoid the ongoing friction and costs of managing tenants and turnover. For independent, unbranded hotel owner operators, we can apply our technology, design, and brand to improve the topline and bottom-line performance of the property, offering them a steady stream of income while taking the operational headaches off their hands.

Our deals generate very strong unit economics for us and are getting significantly better post Covid. A typical deal is 5 to 7 years in initial term with 1 to 2 optional renewals at Sonders election. We also receive upfront abatement clauses, and a myriad of downside protections including recession relief clauses. Our deals were strong pre-Covid, but have improved substantially since. First, in early 2020 even before Covid, we switched to a model where landlords are funding nearly all of the CapEx.

More recently starting in late 2020, we’re increasingly signing flexible deals, such as revenue share agreements, where payments are variabilized to performance. Our latest cohort of deals have enhanced margins and better payback periods that are reduced to 3 months, with several years thereafter to print cash-on-cash returns. Also, it’s worth underscoring we had multiple smaller venture backed competitors, before the pandemic, competing with us for teal estate opportunities. Our three leading competitors are no longer operating, leaving a much more favorable supply sourcing environment.

All of these drivers, combined, create a powerful flywheel that will allow us to accelerate growth and augment our lead over potential rivals. Further investments in technology will drive efficiencies and CSAT improvements, resulting in Strong brand and Unit Economics, that will allow us to continue to improve the quality and quantity of the supply we can aggregate, driving growth and profitability that enables yet further investments, and so on. Driving this flywheel effect will be our focus for the next few years. We’ll be investing in technology and brand while building our portfolio and meaningful RevPar enhancements.

Over the 3 to 5 year timeframe we’ll further our geographic expansion, especially into Asia, transition to a majority liability light model, and extend into additional product categories, such as vacation and resort destinations. Over the long run, after we have perfected our technology and playbook, our ambition includes building a franchising model and selling a software solution to third party operators. We’ve been laser focused on assembling a complete management team to achieve this vision. This is a great team stocked with a deep bench of executives who balance strong expertise spanning technology, hospitality, and operations. Similarly, we’re supported by a great investor base including world class technology investors, and groups like the Pritzkers and the Wilsons with generations of hospitality expertise.

Now I’ll switch gears and dig deeper into the financial outlook for the business. We are on track to be a very large business at nearly $4B of revenue with over 100% average annual growth rates. This business has already demonstrated strong unit economics, with rapid payback periods on new investments, and is set to demonstrate attractive property level margins, and strong overall margins at scale. We’ve already demonstrated an ability to significantly outperform the hotel industry during Covid and shown that we could outlast our competitors.

The primary driver of our growth will be supply aggregation. This page shows our portfolio at the end of each year. The combination of live properties in the dark lines, and contracted but not yet delivered properties in orange. We have significant advance visibility towards this revenue growth, signing supply well before it gets handed over to us and goes live. For a year before the pandemic, we proved we could sign over one thousand units per month. While we paused that effort during the pandemic, we only need to resume our already proven pace for the next 2 years to track towards this supply growth forecast. It’s also important to note that over the next few years, roughly 90% of our supply will be properties that we signed post-Covid, with superior post-Covid economics.

Of course, in addition to supply growth we care about RevPars, the product of price and occupancy rates. Pre-Covid, we had achieved RevPars of $150. Obviously, Covid impacted this. We’ve taken a conservative approach, assuming a slow post-pandemic recovery, even though current trending suggest a steeper one. Given our skew to leisure and domestic travelers, we should recover faster than the industry at large. While market recovery drives 80% of RevPar growth, 20% will come from several levers at our disposal to drive RevPar – such as CRM, loyalty, ancillary revenue, affiliate partnerships, and distribution to higher paying business travelers. Combining supply growth and RevPar growth, we forecast nearly $4 billion of revenue by 2025. One thing that gives us particular confidence in this growth rate is the forward revenue visibility we have due to our pipeline of contracted units where we’re just awaiting delivery. Live plus contracted units, assuming a conservative set of delivery dates and expected 2022 RevPars, account for roughly 70% of our 2022 revenue forecast. Said differently, we have already done the work to achieve two thirds of our 2022 plan.

Turning to margins, we focus on property level profit margins, which accounts for landlord payments, and property level costs including OTA fees, cleaning, customer service, maintenance, utilities, etc. On every deal we do, we obsess over what the stabilized Property Level Profitability margin will be, analyzing comps, market scenarios, payback periods, and ROIs.

Our pre-Covid property level margins, on a stabilized post-ramp basis, were 14%. Of course, Covid impacted that but it will recover quickly over the next two years. Further, we’ve already demonstrated over the past several months that post-Covid deals will be significantly better - due to our size, track record, bargaining power, and a significantly more favorable competitive landscape with our largest direct competitors now gone. Moreover, we’re going to execute against additional revenue and cost initiatives. Combined, we see property level margins over 30% by 2025.

It’s also helpful to look at this on a per unit and per night basis. On the left, you can see our standard unit in 2025 driving an average nightly revenue of $170, PLP of $54, and Adjusted EBITDA of $35 per night. On an annualized basis that is $62,000, $20,000, and $13,000 of EBITDA per unit. That is compared to the $3,000 upfront cost of Sonder to launch a new unit, net of landlord contribution. As a result, our forecasted ROIs are strong with short payback periods measured as a handful of months and significant cash on cash returns.

This page puts it all together on an annual basis, with steady topline growth driven by supply aggregation and margin expansion driven by RevPar growth plus scale driven operating leverage. In 2025 we expect to be a $4 billion business, generating over 30% property level margins, and over 20% EBITDA margins.

It’s been an absolute pleasure sharing our story with you. In summation, Sonder is a tech driven, design forward disruptor in the enormous hospitality market. This team has emerged battle-hardened from the pandemic. We are focused on seizing this once in a generation opportunity over the next 3 years to build the iconic 21st century hospitality brand. Thank you.

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Gores Metropoulos II, Inc. (“GM II”), Sonder Holdings Inc. (“Sonder”) and the other parties to the Agreement and Plan of Merger dated April 29, 2021 (the “Merger Agreement”), GM II intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to GM II’s securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of GM II and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of GM II’s stockholders to be held to approve the Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GM II may also file other documents regarding this Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by GM II through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GM II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GM II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GM II in GM II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GM II stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that GM II intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning GM II’s or Sonder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders. These forward-looking statements are based on GM II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GM II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Business Combination contemplated thereby; (b) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of GM II or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s or NYSE’s listing standards following the consummation of the Business Combination; (d) the inability to complete the PIPE (as defined below); (e) the risk that the Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for GM II to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of GM II’s securities and the attractiveness of the Business Combination to investors; (i) the possibility that Sonder may be adversely affected by other economic, business, and/or competitive factors; and (j) other risks and uncertainties indicated from time to time in the final prospectus of GM II, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GM II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GM II and Sonder assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GM II nor Sonder gives any assurance that either GM II or Sonder will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between GM II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.